

14005218

PE 12/30/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC

JAN 22 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (DS)
Public
Availability: 1-22-14

Kenneth H. Yi
Google Inc.
kyi@google.com

Re: Google Inc.
Incoming letter dated December 30, 2013

Dear Mr. Yi:

This is in response to your letter dated December 30, 2013 concerning the shareholder proposal submitted to Google by James McRitchie and Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 22, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Google Inc.
Incoming letter dated December 30, 2013

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Google may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Google's 2014 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Google omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Google relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1600 Amphitheatre Parkway
Mountain View, California 94043

Google

Tel: 650.253.0000
www.google.com

December 30, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Google Inc. – Stockholder Proposal Submitted by James McRitchie and Myra K. Young

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Google Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2014 Proxy Statement**") for its 2014 annual meeting of stockholders a stockholder proposal (the "**McRitchie/Young Proposal**") submitted by James McRitchie and Myra K. Young (together, the "**Proponent**"). Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company, in reliance on Rule 14a-8(i)(11) under the Exchange Act, omits the McRitchie/Young Proposal from the 2014 Proxy Statement on the grounds that the McRitchie/Young Proposal deals with substantially the same subject matter as another proposal that the Company intends to include in its 2014 Proxy Statement.

The Company expects to file its definitive 2014 Proxy Statement with the Commission on or about March 24, 2014, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). This letter constitutes the Company's statement of the reasons it deems the omission of the McRitchie/Young Proposal from the 2014 Proxy Statement to be proper.

I. The Proposals and the Timing of Receipt of Such Proposals

On December 13, 2013, Mr. John Chevedden, on behalf of James McRitchie and Myra K. Young, emailed to the Company the McRitchie/Young Proposal, which was received via email on December 13, 2013 at 5:46 p.m. (Pacific). A copy of (i) the relevant correspondence with the Proponent, and (ii) the McRitchie/Young Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. Under the McRitchie/Young Proposal, the stockholders of the Company would request that the board of directors initiate the appropriate process to amend the Company's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast at the annual meeting of stockholders, with a plurality vote standard retained for contested director elections.

The McRitchie/Young Proposal is substantially duplicative of a stockholder proposal submitted by Kansas City Firefighters' Pension System, received via email on December 13, 2013 at 3:38 p.m. (Pacific) (the "**Prior Proposal**"), which the Company intends to include in its 2014 Proxy Statement. A copy of the relevant correspondence and the Prior Proposal is attached hereto as Exhibit B.

II. The McRitchie/Young Proposal was Received by the Company after the Prior Proposal

Rule 14a-8(e)(2) under the Exchange Act provides that a company must receive a stockholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The Company believes that the date a proposal is "received" by a company is the date the proposal is successfully delivered to and received by a company at its principal executive offices. The Company did not receive the McRitchie/Young Proposal until after the Prior Proposal.

III. Basis for Exclusion – Rule 14a-8(i)(11)

The McRitchie/Young Proposal reads as follows:

> 4*– Directors to be Elected by Majority Vote
>
> Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The Prior Proposal reads as follows:

> RESOLVED: That the shareholders of Google Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Rule 14a-8(i)(11) permits the Company to exclude a stockholder proposal from its proxy materials if the proposal "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal for it to be excluded. Instead, the Staff has focused on whether the later proposal has the same principal thrust or focus as the earlier proposal. *See, e.g., Caterpillar Inc.* (March 25, 2013) (proposal requesting review of human rights policies substantially duplicative of a previously submitted proposal to be included in the company's proxy materials); *Time Warner Inc.* (March 2, 2006) (proposal requesting a change in the governing documents of the corporation to require that the chairman of the board be an independent director substantially duplicative of a previously submitted proposal requesting the adoption of a policy requiring the chairman to be independent "whenever possible"); *Paychex Inc.* (July 18, 2005) (proposal relating to majority voting for directors substantially duplicative of a prior proposal to be included in the company's proxy materials).

In each of these cases, the Staff agreed that both proposals were substantially identical for purposes of Rule 14a-8(i)(11) in their principal thrust and focus, and therefore the later proposal could be excluded if the earlier proposal was included in the company's proxy materials. Similarly, the McRitchie/Young Proposal only differs very slightly from the language in the Prior Proposal. Since the Company intends to include the Prior Proposal in its 2014 Proxy Statement, the Company believes that it may exclude the McRitchie/Young Proposal.

IV. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the McRitchie/Young Proposal from its 2014 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (650) 214-5324. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Kenneth H. Yi
Corporate Counsel and Assistant Secretary
GOOGLE INC.

Enclosures

cc: James McRitchie and Myra K. Young
John Chevedden

Exhibit A

McRitchie/Young Correspondence and Proposal



Valentina Margulis <valya@google.com>

[Securities] Rule 14a-8 Proposal (GOOG)``

FISMA & OMB Memorandum M-07-16 Fri, Dec 13, 2013 at 5:46 PM
To: Katherine Stephens <securities@google.com>

Dear Ms. Stephens,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

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CCE00007.pdf
396K

James McRitchie & Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Eric E. Schmidt, Chairman of the Board
Google Inc. (GOOG)
1600 Amphitheatre Pkwy
Mountain View CA 94043
Phone: 650 623-4000
Fax: 650 253-0001 Fax: (650) 618-1806

Dear Mr. Schmidt,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive and such changes will be almost cost-free.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 ') at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



12/11/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995



12/11/2013

Myra K. Young — Date

cc: Nidhi Shah <nidhishah@google.com>
Securities and Corporate Governance Counsel
PH: 650-253-1035
FX: 650-887-2552

[GOOG: Rule 14a-8 Proposal, December 13, 2013]

4* – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot. It will establish a challenging vote standard for board nominees, and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a nominee for the board can be elected with as little as a single yes-vote, because "withheld" votes have no legal effect. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected.

In response to strong shareholder support a substantial number of our nation's leading companies have adopted a majority vote standard in company bylaws or articles of incorporation. In fact, more than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Valley National Bancorp adopted this proposal topic in December 2013 in response to a shareholder proposal that was submitted just 2-months earlier. Our Company needs to join the growing list of companies that have already adopted this standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F for its board. There were 3 inside directors on our 10-member board. Three directors had 14 or more years long-tenure which detracts from director independence: John Doerr on our executive pay committee, Ram Shriram on our audit committee and Sergey Brin. In regard to executive pay there was $51 million for Nikesh Arora and shareholders faced a potential 17% stock dilution.

GMI said Google had seen regulatory scrutiny for a variety of high profile issues concerning its business practices. Chief among them were concerns over anti-competitive behavior, consumer privacy violations and tax avoidance. As Google replaced Microsoft as the big monopolistic threat, it seemed likely that regulators will attempt to chip away at its market dominance. Also a risk is the potential that a negative shift in public opinion could create more resistance against use of its products.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Directors to be Elected by Majority Vote – Yes on 4*

Notes:
James McRitchie and Myra K. Young ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



[Securities] Rule 14a-8 Proposal (GOOG)``

Valentina Margulis <valya@google.com> Tue, Dec 17, 2013 at 10:48 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Securities <securities@google.com>

Dear Mr. Chevedden,

This is to acknowledge the receipt of stockholder proposal for inclusion in our proxy statement for 2014 Annual Meeting of Stockholders sponsored by James McRitchie and Myra K. Young - Directors to be Elected by Majority Vote.

Please provide a proof of continuous stock ownership by Mr. McRitchie and Ms. Young at your earliest convenience.

Thanks for your help.

Best regards,

Valentina Margulis

[Quoted text hidden]

--

Valentina Margulis | Sr. Corporate Paralegal | valya@google.com | 650-253-1767



Valentina Margulis <valya@google.com>

Rule 14a-8 Proposal (GOOG) blb

FISMA & OMB Memorandum M-07-16 Thu, Dec 19, 2013 at 1:35 PM
To: Valentina Margulis <valya@google.com>
Cc: Katherine Stephens <securities@google.com>

Dear Ms. Margulis,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden


CCE00001.pdf
95K



Post-it® Fax Note 7671	Date 12-19-13	# of pages ▶
To Valentina Margulis	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 650-887-2552 / 650-618-1806	Fax #	

12/18/2013

James Mcritchie
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that James McRitchie and M... K Young have continuously held 15 shares of Google Inc (GOOG) stock in the ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade since January 24, 2011.

DTC number 0188 is the clearing house number for TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Hannah McNeal

Hannah McNeal
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Exhibit B

Correspondence and Prior Proposal



Valentina Margulis <valya@google.com>

[Securities] [Google Corporate Secretary] Shareholder Proposal

Rick Boersma <Rick.Boersma@kcmo.org> Thu, Dec 12, 2013 at 11:06 AM
To: "corporatesecretary@google.com" <corporatesecretary@google.com>
Cc: "Greg Kinczewski \"Greg Kinczewski\" \"Greg Kinczewski\" <kinczewski@marcoconsulting.com> (kinczewski@marcoconsulting.com)" <kinczewski@marcoconsulting.com>, Claudiu Besoaga <cb73@ntrs.com>, "Maureen O'Brien (obrien@marcoconsulting.com)" <obrien@marcoconsulting.com>

Attached please find a shareholder proposal, and related transmittal letter, submitted by the Kansas City Firefighters' Pension System. Please contact Greg Kinczewski of The Marco Consulting Group at 312-612-8452 if you have any questions.

Richard G. Boersma

Retirement Systems Executive Officer

816/513-1904



Valentina Margulis <valya@google.com>

[Securities] [Google Corporate Secretary] Shareholder Proposal

Valentina Margulis <valya@google.com> Fri, Dec 13, 2013 at 3:37 PM
To: Rick Boersma <Rick.Boersma@kcmo.org>
Cc: "Greg Kinczewski Greg Kinczewski Greg Kinczewski <kinczewski@marcoconsulting.com> (kinczewski@marcoconsulting.com)" <kinczewski@marcoconsulting.com>, Claudiu Besoaga <cb73@ntrs.com>, "Maureen O'Brien (obrien@marcoconsulting.com)" <obrien@marcoconsulting.com>

Dear Mr. Boersma,

Please kindly re-send your shareholder proposal. We haven't received the attachment.

Thanks.

Valentina Margulis
Legal Specialist
Google Inc.
[Quoted text hidden]

--

Valentina Margulis | Sr. Corporate Paralegal | valya@google.com | 650-253-1767

If you received this communication by mistake, please don't forward it to anyone else (it may contain confidential or privileged information), please erase all copies of it, including all attachments, and please let the sender know it went to the wrong person. Thanks.



Valentina Margulis <valya@google.com>

[Securities] [Google Corporate Secretary] Shareholder Proposal

Greg Kinczewski <kinczewski@marcoconsulting.com> Fri, Dec 13, 2013 at 3:38 PM
To: Rick Boersma <Rick.Boersma@kcmo.org>, "corporatesecretary@google.com" <corporatesecretary@google.com>
Cc: Claudiu Besoaga <cb73@ntrs.com>, Maureen O'Brien <obrien@marcoconsulting.com>

I just picked up a voice mail from Margulis Valent at Google saying the proposal was not attached to the cover letter. I am attaching a copy now.

Rick—can you please send a reply to all confirming that the attached is the proposal that was intended to accompany the Fund's cover letter?

THE MARCO CONSULTING GROUP



Greg A. Kinczewski

Vice President / General Counsel

550 W Washington Blvd, Suite 900

Chicago, IL 60661-2703

T: (312) 612-8452

F: (312) 575-9840

kinczewski@marcoconsulting.com

From: Rick Boersma [mailto:Rick.Boersma@kcmo.org]
Sent: Thursday, December 12, 2013 1:06 PM
To: corporatesecretary@google.com
Cc: Greg Kinczewski; Claudiu Besoaga; Maureen O'Brien
Subject: Shareholder Proposal

[Quoted text hidden]
[Quoted text hidden]


Google_MajorityVotes_KC_12052013.doc
26K

RESOLVED: That the shareholders of Google Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: In order to provide shareholders a meaningful role in director elections, Google should use a majority vote standard for the election of directors. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. This standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Under the Company's current standard the ten persons receiving the highest number of affirmative votes are elected but this is not an effective measure when there are only ten nominees. Under this standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

An increasing number of companies, including Amazon.com, Microsoft, and Yahoo! have adopted a majority vote standard for director elections. These companies also have policies that require resignation if nominees fail to win a majority of votes in favor.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director.
We urge shareholders to vote **FOR** this proposal.



Valentina Margulis <valya@google.com>

[Securities] [Google Corporate Secretary] Shareholder Proposal

Rick Boersma <Rick.Boersma@kcmo.org> Sun, Dec 15, 2013 at 7:01 AM
To: Greg Kinczewski <kinczewski@marcoconsulting.com>, "corporatesecretary@google.com" <corporatesecretary@google.com>
Cc: Claudiu Besoaga <cb73@ntrs.com>, Maureen O'Brien <obrien@marcoconsulting.com>

Greg - yes, that is the attachment which was inadvertently omitted from my submission on 12/12/13.

Sorry about that foul-up.

Rick Boersma
Retirement Systems Executive Officer
816/513-1904

From: Greg Kinczewski
Sent: Saturday, December 14, 2013 4:29 PM
To: Rick Boersma; corporatesecretary@google.com
Cc: Claudiu Besoaga; Maureen O'Brien
Subject: RE: Shareholder Proposal
[Quoted text hidden]
[Quoted text hidden]

 Northern Trust

December 13, 2013

BY OVERNIGHT DELIVERY AND EMAIL
corporatesecretary@google.com

Google Inc.
Attn: Corporate Secretary, David C. Drummond
1600 Amphitheatre Parkway
Mountain View, California 94043

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Drummond:

As custodian of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust , we are writing to report that as of the close of business December 12, 2013 the Fund held 1,874.00 shares of Google Inc. ("Company") stock in our account at The Northern Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 11, 2012.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 312-557-4049.

Sincerely,

Claudiu Besoaga
Account Manager
The Northern Trust Company

